UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

J.P. Morgan Access Multi-Strategy Fund II

Address of Principal Business Office (No. & Street, City, State, Zip Code):

270 Park Avenue, 6th Floor

New York, New York 10017

Telephone Number (including area code):

(800) 480-4111

Name and address of agent for service of process:

Frank J. Nasta, Esq.

J.P. Morgan Investment Management Inc.

270 Park Avenue, 6th Floor

New York, New York 10017

Copy to:

Richard Horowitz, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES  ☒                      NO  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York on the 29th day of June, 2011.

J.P. Morgan Access Multi-Strategy Fund II

/s/ John T. Fitzgerald
By: John T. Fitzgerald
Title: Authorized Person

Attest:

/s/ Carmine Lekstutis
By: Carmine Lekstutis
Title: Authorized Person